Exhibit 99.1
B Communications Moves Confidently Into The Bezeq Era:
Reports Financial Results for Q2 2010

- Debt Repayment Plan Progressing On Track -

Ramat Gan, Israel – August 3, 2010 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the second quarter ended June 30, 2010.

Consolidation of Bezeq Results
On April 14, 2010, B Communications completed its acquisition of the controlling interest (approximately 30.42%) of Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”) in consideration for approximately NIS 6.5 billion (approximately US$ 1.75 billion). B Communications began consolidating Bezeq’s results into its financial statements as of the transaction date. In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted International Financial Reporting Standards as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard, the generally accepted accounting principles in the United States (US GAAP).

To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis in which its interest in Bezeq’s net income is presented as a single line item (see below, “B Communications’ Unconsolidated Q2 Financial Results”).

B Communications Financial Results for Q2
B Communications’ revenues for the second quarter are derived entirely from Bezeq, whose results have been consolidated into the financial statements of B Communications as of April 14, 2010. As such, B Communications’ revenues for the second quarter were NIS 2.6 billion (US$ 671 million), a nine-fold increase compared with NIS 291 million reported in the second quarter of 2009, when its revenues consisted of the Company’s legacy communications business that was sold to Ampal-American Israel Corporation as of January 1, 2010.

B Communications’ net loss for the second quarter was NIS 11 million (US$ 3 million), reflecting the impact of three significant items:

•	One-time expenses of NIS 47 million (US$ 12 million) related to the Bezeq acquisition, primarily for legal and financial advisory fees.

•
Financial expenses of NIS 88 million (US$ 23 million), consisting primarily of NIS 73 million (US$ 19 million) in interest on the long-term loans incurred to finance the Bezeq acquisition and NIS 9 million (US$ 2 million) in expenses related to prevailing interest rates and changes in the CPI and their effect on the Company’s CPI-linked debentures.

•	Amortization (net) of NIS 42 million (US$ 11 million) related to the Bezeq purchase price allocation (see Note B below).

B Communications’ Loan Repayment Plan

•
Outstanding loans:  At June 30, 2010, the Company’s unconsolidated total gross debt was NIS 4.75 billion (US$ 1.2 billion) and unconsolidated net financial debt was NIS 4.36 billion (US$ 1.1 billion), representing 68% of the total NIS 6.5 billion Bezeq acquisition price. The Company financed part of the Bezeq acquisition cost with loans totaling NIS 4.4 billion from a consortium of banks led by Bank Hapoalim and the Migdal Insurance group. In addition, a NIS 700 million bridge loan, which was incurred during the second quarter of 2010, was repaid during the second quarter from a NIS 746 million dividend payment from Bezeq that was received by the Company upon the closing of the acquisition.

•
Bezeq’s dividend policy: Bezeq has announced a dividend policy of paying out, on a semi-annual basis, cash dividends amounting to 100% of its net income attributable to the shareholders. On August 2, 2010, Bezeq’s Board of Directors recommended the distribution of a cash dividend to its shareholders of an aggregate NIS 1.28 billion (US$ 330 million), or approximately NIS 0.48 per share.  The dividend, which is subject to shareholder approval, would be payable on October 7, 2010 to shareholders of record as of September 20, 2010.  B Communications expects to receive approximately NIS 390 million (approximately US$ 101 million) as a dividend on the payment date.

•
Loan repayment plan: The terms of B Communications’ loan agreements specify the repayment of interest and principal over a period of seven years. Payments to be made during the second half of 2010 will total approximately NIS 293 million, depending upon the prevailing interest rates and changes in the CPI.

B Communications’ Unconsolidated Cash Position
(in NIS millions)	As of March 31, 2010 (pre-Bezeq transaction)	As of June 30, 2010 (post-Bezeq transaction)
Cash and cash equivalents	1,806	389
Total gross debt	(412)	(4,741)
Net cash / (debt)	1,394	(4,352)

B Communications’ Unconsolidated Q2 Financial Results

	Q2 2010 (NIS millions)	Q2 2010 (US$ millions)
Revenues	-	-
One time acquisition expenses	(47)	(12)
Financial expenses	(88)	(23)
PPA amortization, net	(42)	(11)
BCOM's interest in Bezeq's net income	166	43
BCOM's net loss	(11)	(3)

Comments of Management

Commenting on the results, Mr. Eli Holtzman, CEO of B Communications, said, “We are excited to report our results for the first reported quarter since completing the Bezeq acquisition, a quantum step that has transformed our Group into the clear leader of the Israeli telecom market. Our transition into the Bezeq era has been rapid and smooth. Our shares are now positioned as a Nasdaq-traded vehicle for making leveraged investments in Bezeq, and we are focused fully on the execution of a sound and relatively low-risk loan repayment plan.

“Our financial statements for the second quarter reflect substantial one-time and other acquisition-related expenses. Going forward, our income will be derived from our interest in Bezeq’s net income, which we believe will be more than sufficient to cover our loan-repayment needs.”

Mr. Holtzman concluded, “Taken as a whole, we are pleased and proud to have reached this new stage, and believe that we are again poised to create additional significant value for the benefit of our shareholders.”

Bezeq Group’s Q2 Financial Results

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s Q2 consolidated financial report. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il

Bezeq Group (Consolidated) Results

Bezeq Group (Consolidated) 1	Q2 20102	Q2 2009	Change	H1 20102	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	2,981	2,872	3.8%	5,896	5,663	4.1%
Operating profit	990	818	21.0%	1,864	1,617	15.3%
EBITDA	1,338	1,195	12.0%	2,555	2,365	8.0%
EBITDA margin	44.9%	41.6%		43.3%	41.8%
Net profit attributable to Company shareholders	638	541	17.9%	1,280	1,149	11.4%
Diluted EPS (NIS)	0.24	0.20	20.0%	0.47	0.43	9.3%
Cash flow from operating activities	976	715	36.6%	1,782	1,849	(3.6)%
Capex payments, net 3	370	370	0.0%	724	729	(0.6)%
Free cash flow 4	606	350	73.4%	1,058	1,125	(6.0)%
Net debt/EBITDA (end of period) 5	1.07	0.76		1.07	0.76
Net debt/shareholders' equity (end of period)	0.92	0.63		0.92	0.63

1 As of August 21st, 2009, Bezeq group ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1st, 2008.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010. Q2-10 and H1-10 include a one-time profit from the consolidation of Walla!.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for Q2 2010 totaled NIS 2.98 billion, up 3.8% from NIS 2.87 billion for Q2 2009. Revenue growth was driven by solid business expansion at Pelephone and Bezeq International, and was partially offset by a 0.8% decline in Bezeq fixed-line revenues. Within this segment, continued growth in high-speed Internet, data communications and transmission services compensated almost entirely for the decline in revenue associated with traditional fixed-line telephony.

Bezeq operating profit increased 21.0% to NIS 990 million in Q2 2010, up from NIS 818 million in Q2 2009.  The second quarter improvement in operating profit reflects an impressive 33.2% operating margin, which was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, as well as by a NIS 57 million one-time gain related to the consolidation of Walla!.

Net profit attributable to Bezeq shareholders for Q2 2010 amounted to NIS 638 million, up 17.9% from NIS 541 million for Q2 2009. Diluted earnings per share totaled NIS 0.24 versus NIS 0.20 for Q2 2009.

Bezeq’s EBITDA for Q2 2010 totaled NIS 1.34 billion, up 12.0% as compared to NIS 1.20 billion for Q2 2009. The EBITDA margin reached 44.9%, compared with 41.6% for Q2 2009.

Cash flow from operating activities in Q2 2010 rose 36.6% year-over-year to NIS 976 million, as compared to NIS 715 million in Q2 2009. The year-over-year increase in operating cash flow was primarily related to timing differences in working capital, primarily within Bezeq’s fixed-line segment.

Conference Call Information
The management of B Communications invites its investors and other interested parties to participate in the conference call of its parent company, Internet Gold -Golden Lines Ltd. (NASDAQ: IGLD), to be held on Wednesday, August 4, at 09:00 am EDT (16:00 in Israel). During the call, the CEO and CFO of both Internet Gold and B Communications, Messrs. Eli Holtzman and Doron Turgeman, will be available to answer questions regarding both Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S.

1-866-485-2399 from within Canada

0-800-917-5108 from within the U.K.

+972-3-918-0609 from other international locations

The call will also be broadcast live through the company’s  website, www.bcommunications.co.il  and will be available for replay during the next 30 days.

##

Notes:
A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of June 30, 2010 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of June 30, 2010 (NIS 3.8750 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): In connection with B Communications’ acquisition of the controlling interest in Bezeq, it has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard of generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
NON-GAAP MEASUREMENTS: Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with GAAP.

Bezeq’s management regularly uses  supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.42%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors.

B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:

www.eurocom.co.il     http://igld.com

www.bcommunications.co.il/    www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.
Consolidated Statements of Operations

(In millions, except share data)

				Convenience
				translation into
				U.S. dollars
				$1 = NIS 3.875
	Six months	Three months	Year ended	Six months
	period ended	period ended	December 31	period ended
	June 30 2010	June 30 2010	2009	June 30 2010
	(Unaudited)		(Audited)	(Unaudited)
	NIS millions			$ million

Revenues	2,566	2,566	1,173	662

Cost and expenses
Depreciation and amortization	484	484	98	125
Salaries	433	421	158	112
General and operating expenses	1,055	1,051	749	272
Other operating expenses (income), net	(52)	(23)	2	(14)

	1,920	1,933	1,007	495

Operating income	646	633	166	167

Finance expense (income), net	124	123	(36)	32

Income after financing expenses (income), net	522	510	202	135

Share in losses of equity-accounted investees	83	83	-	22

Income before income tax	439	427	202	113
Income tax	168	152	55	43

Net income	271	275	147	70

Attributable to:
Owners of the Company	(15)	(11)	147	(4)
Non-controlling interest	286	286	-	74
Net income	271	275	147	70

Income (loss) per share, basic
Net income (loss) per share	(0.55)	(0.37)	5.81	(0.14)
Weighted average number of shares outstanding (in thousands)	27,524	29,418	25,346	27,524

Income (loss) per share, diluted
Net income (loss) per share	(0.55)	(0.37)	5.81	(0.14)
Weighted average number of sharesoutstanding (in thousands)	27,524	29,418	25,346	27,524